SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                   SCHEDULE 14D-1
                                  AMENDMENT NO. 11
                              TENDER OFFER STATEMENT
              PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                     ACT OF 1934
                                         AND
                                     SCHEDULE 13D
                                   AMENDMENT NO. 11
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    _____________

                                   REVCO D.S., INC.
                             (Name of Subject Company)
                                    _____________

                                 RITE AID CORPORATION
                            OCEAN ACQUISITION CORPORATION
                                      (Bidders)
                                    _____________

                        COMMON STOCK, PAR VALUE, $.01 PER SHARE
                             (Title of Class of Securities)
                                    _____________

                                     761339 10 0
                        (CUSIP Number of Class of Securities)
                                  _________________

                               FRANKLIN C. BROWN, ESQ.
                  EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                                RITE AID CORPORATION
                                   30 HUNTER LANE
                           CAMP HILL, PENNSYLVANIA  17011
                              TELEPHONE: (717) 761-2633
               (Name, Address and Telephone Number of Person Authorized
                                        to
              Receive Notices and Communications on Behalf of Bidders)

                                  With a Copy to:

                              NANCY A. LIEBERMAN, ESQ.
                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                 919 THIRD AVENUE
                            NEW YORK, NEW YORK  10022
                            TELEPHONE:  (212) 735-3000
                             _______________

                Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 11 to the Schedule 14D-1 also constitutes Amendment No. 11 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

          ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               (a)-(b) Parent has entered into a definitive Credit Agreement (the "Credit Agreement") with Morgan Guaranty Trust Company of New York, as Agent ("Morgan Guaranty"), and the other banks therein (the "Banks") which provides Parent with a revolving credit facility in the amount of $2.5 billion (the "Credit Facility") which will terminate, and all outstanding loans shall be due and payable, on February 15, 2001. The Credit Agreement requires that (x) the commitments thereunder be reduced to $1.5 billion no later than the second anniversary of the closing date of the Offer and (y) that the net cash proceeds from the issuance by Parent of any equity or long term debt securities be applied to the reduction of the commitments until they have been so reduced to $1.5 billion.

               The Credit Agreement provides that the interest rate on base rate loans from the Banks under the Credit Facility is to be at a rate per annum equal to the higher of (i) the prime rate and (ii) the sum of 1/2 of 1% plus the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers. The Credit Facility provides for other interest rates with respect to CD loans, Euro-Dollar loans, and money-market London Interbank Offered Rate loans. The effective interest rate will vary depending on the ratings of Parent's long term senior debt.

               The Credit Agreement contains certain covenants including, among others, (i) restrictions that the aggregate amount of indebtedness of Parent and its subsidiaries will not exceed $3 billion at any time prior to February 15, 1997, (ii) restrictions on sales with leases back, (iii) maintenance of a maximum leverage ratio (debt to equity) with required reductions over time, (iv) maintenance of a minimum fixed charge coverage ratio that increases over time, (v) restrictions on subsidiaries indebtedness and (vi) restrictions on consolidations, merger, sales of assets, minority investments and the creation of liens.

               In order to consummate the Offer, Parent expects to obtain approximately $966.5 million pursuant to the Credit Agreement. In the event that the average per share value of Parent Common Stock determined during the Pricing Period is less than $27.50, Parent will obtain additional funds pursuant to the Credit Agreement and/or Parent's working capital in order to deliver any Cash Adjustment Amount to the Company's stockholders (but only in the event such an election to pay the Cash Adjustment Amount is made by Parent).

               In the event Parent becomes obligated to deliver the Additional Consideration pursuant to the Merger Agreement, Parent will obtain the additional funds needed pursuant to the Credit Agreement and/or Parent's working capital.

               Any remaining costs of the Offer and the Merger will be obtained from funds pursuant to the Credit Agreement and/or Parent's working capital.

               No final decisions have been made concerning the method Parent will employ to repay such indebtedness. Such decisions when made will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

               A copy of the Credit Agreement is filed herewith as Exhibit (b)(3) and is incorporated herein by reference.

          ITEM 10.  ADDITIONAL INFORMATION.

               (f) On March 20, 1996, Parent issued a press release which announced, among other things, that Parent and the Purchaser have extended the expiration date of the Offer to 11:59 p.m., New York City time, on Tuesday, April 9, 1996. The Offer had previously been scheduled to expire at 11:59 p.m., New York City time, on Tuesday, March 26, 1996. A copy of the press release is filed herewith as Exhibit
          (a)(19) and is incorporated herein by  reference.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(19) Text of Press Release, dated March 20, 1996, issued by Parent.

               (b)(3)    Credit Agreement by and among Rite Aid
                         Corporation and the banks named therein and Morgan Guaranty Trust Company of New York, as Agent, dated as of March 15, 1996.


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  March 20, 1996
                                        RITE AID CORPORATION

                                        By:  /s/ Martin L. Grass
                                           Name: Martin L. Grass
                                           Title: Chairman of the Board and
                                                    Chief Executive Officer


                                        OCEAN ACQUISITION CORPORATION

                                        By: /s/ Martin L. Grass
                                           Name:  Martin L. Grass
                                           Title:  President


                                  EXHIBIT INDEX


          EXHIBIT
          NUMBER    DESCRIPTION

          (a)(19)        Text of Press Release, dated March 20,
                         1996, issued by Parent.

          (b)(3)         Credit Agreement by and among Rite Aid
                         Corporation and the banks named
                         therein and Morgan Guaranty Trust
                         Company of New York, as Agent, dated
                         as of March 15, 1996.